For Immediate Release

NORSAT SELECTED AS PREFERRED SUPPLIER TO O3b NETWORKS

Norsat to provide microwave transmission and reception components for the launch of O3b’s next generation Ka-Band satellite constellation

Vancouver, British Columbia – March 20, 2013 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, announces their selection as an authorized supplier of microwave components for O3b Network ground terminals. Norsat will provide O3b custom frequency 5W and 10W Block Upconverters (BUCs) and Low Noise Blocks Downconverters (LNBs) for the launch of O3b Networks’ next generation Ka-Band satellite constellation. The revolutionary constellation will be used for telecommunications and data backhaul from remote locations, and consumer broadband internet services for maritime customers.

Norsat’s microwave components have been custom designed for reliability and performance, and the first major application of the high performance design will be O3b’s new maritime communications network. Through this multi-year, multi-million dollar project, O3b Networks’ will provide high-speed satellite-delivered broadband service at sea through the integration of Norsat’s LNBs into maritime systems. By summer 2013, thousands of guests aboard networked maritime vessels will be the first to enjoy the enhanced connectivity of the O3b network, powered by Norsat technology.

“We’re pleased to be selected as a preferred vendor to O3b Networks and look forward to building the first Medium Earth Orbit satellite constellation through this partnership.“ states Norsat President and CEO, Dr. Amiee Chan. “The customizations we’ve introduced to our leading edge microwave products make them ideal for projects with high reliability requirements, such as communications at sea. This new partnership with O3b is another milestone as we deliver on our mission to develop innovative communications products and services for challenging applications and environments.”

About O3b Networks

O3b Networks Limited is a global satellite service provider building a next-generation satellite network for telecommunications operators, Internet service providers, enterprise and government customers in emerging markets. The O3b system will combine the global reach of satellite with the speed of a fiber‐optic network providing billions of consumers and businesses in nearly 180 countries with low‐cost, high‐speed, low latency Internet and mobile connectivity. O3b Networks’ investors include SES, Google, Liberty Global, HSBC Principal Investments, Northbridge Venture Partners, Allen & Company, Development Bank of Southern Africa, Sofina, Satya Capital and Luxempart. O3b Networks is headquartered in St. Helier, Jersey, Channel Islands. For further information please contact:

Luisa Sorrentino
VP, Marketing Communications, O3b Networks

luisa.sorrentino@o3bnetworks.com

+31 629508524

www.o3bnetworks.com

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the ommunications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further investor information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com